[Company Letterhead]	2701 E. Grauwyler Rd. Irving, TX 75061 972-579-6000

December 9, 2005

VIA Edgar Electronic Transmission

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

RE:                              BancTec, Inc.

Form 10K for the year ended December 31, 2004

Dear Ms. Collins:

This letter contains the response of BancTec, Inc. (the “Company”) to the additional comments regarding the referenced filing contained in the letter dated November 9, 2005 (the “Staff’s Letter”), from the Staff of the Securities and Exchange Commission.  The numbered responses that follow correspond by number to the comments in the Staff’s Letter.

Sincerely,

/s/ Coley Clark
Coley Clark
President and Chief Executive Officer

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note A-Summary of Significant Accounting Policies

Revenue Recognition, page 28 and 29

1.                           We note your response to our prior comment no. 2 with regards to your accounting for multiple-element arrangements.  In future filings, revise the disclosures in your revenue recognition policy to include a discussion of the Company’s accounting for multiple-element arrangements pursuant to SOP 97-2 and EITF 00-21, as applicable.

Response

In order to provide further clarification of the Company’s accounting policies with regard to revenue recognition, the Company has modified the language in the 10Q filing for the third quarter of 2005 and proposes to modify the language of future filings in the discussion of critical accounting policies dealing with revenue recognition as follows:

“The Company’s revenue recognition policies are in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,” Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” and Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables.”  In the case of software arrangements that require significant production, modification, or customization of software, or the license agreement requires the Company to provide implementation services that are determined to be essential to other elements of the arrangement; the Company follows the guidance in SOP 81-1, “Accounting for Performance of Construction–Type and Certain Production–Type Contracts.”

In the case of non-software arrangements, the Company applies EITF No. 00-21 and revenues related to arrangements with multiple elements are allocated to each element based on the element’s relative fair value.  Revenue allocated to separate elements is recognized for each element in accordance with the accounting policies described below.  If the Company cannot account for items included in a multiple-element arrangement as separate units of accounting, they are combined and accounted for as a single unit of accounting and generally recognized as the undelivered items or services are provided to the customer.  The Company specifically uses the residual method, under which revenue is recognized on the delivered elements only when the remaining undelivered element is postcontract customer support (PCS).

The Company recognizes hardware and software revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. At the time of the transaction, the Company determines whether the fee associated with revenue transactions is fixed or determinable and whether or not collection is reasonably assured. The Company determines whether the fee is fixed or determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after the normal payment terms, which are generally 30 days from invoice date, the

Company recognizes revenue as the fees are invoiced. The Company assesses collectibility based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from customers. If the Company determines that collection of the fee is not reasonably assured, the Company defers the revenue and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. For all sales, the Company generally uses either a binding purchase order or signed sales agreement as evidence of an arrangement.

The Company recognizes revenue from sales of equipment and supplies upon delivery and transfer of title or upon customer acceptance.”

Stock-based Compensation, page 30 and 31

2.                           We note your response to our previous comment no. 4 where you indicate that the Company uses a discounted cash flow model to determine the fair value of the shares of common stock underlying your option grants.  Revise your disclosures to (a) disclose whether you obtained a contemporaneous valuation performed by an unrelated valuation specialist or disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist and (b) include a discussion of the significant factors, assumptions and methodologies used in determining fair value.  See the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”.

Response

According to the AICPA Practice Aid, for Companies that have established financial histories of profitable operations or generation of positive cash flows, the use of both market approaches and income approaches is appropriate. In 2002, as part of the analysis required for implementation and compliance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company retained an independent valuation specialist to assess the value of the Company’s goodwill.  The specialist valuation report relied on the discounted cash flow method, which is an income approach. The Company has continued to employ the same basic methodology in assessing the value of the common stock underlying the option grants.

Under the discounted cash flow method, value is dependent on the present worth of future economic benefits to be derived from ownership.  Future net cash flows available for distribution are discounted at market-based rates of return to provide indications of value.  The stabilized future cash flow is also capitalized and discounted back to present value.  The summation of the discounted annual cash flows plus the stabilized cash flow after capitalization and discounting indicates the current value of the business enterprise.  The discounting rate is based on a weighted average cost of capital (“WACC”) analysis which considers the costs of equity and debt and a proportionate weighting of these costs to develop a base cost of capital.

Once the business enterprise value is determined, this value is allocated between the common and preferred stock, with preferred stock being valued at its redemption value plus accumulated but unpaid dividends.  The application of this method resulted in a value of the

Company’s common stock of $0.48 per share.  For purposes of preparing the proforma disclosures required by SFAS No. 123, the Company used the exercise price of $9.25 per share in the Black-Scholes model used to value the stock options for purposes of the disclosure.  The Company chose to use the $9.25 per share price to conservatively reflect the worst case scenario for purposes of the SFAS No. 123 disclosures.  Using the $0.48 per share price would have resulted in no fair value on the stock options as computed using the Black-Scholes method.

For the Fiscal year ended December 31, 2005, the Company will be obtaining an independent valuation to assess the accuracy of the value assigned to the stock options.  Based on guidance provided as a result of the issuance of SFAS No. 123R, “Share-Based Payment,” the valuation done at December 31, 2005 is expected to be based on the lattice model.  As a result, the Company proposes that the disclosures to be included in the Form 10K for the Fiscal year ended December 31, 2005, contain a full discussion of the valuation model used and the significant factors, assumptions and methodologies used in determining the fair value.

3.                           Please provide a sample copy of the Company’s valuation analysis for options granted in fiscal 2004.

Response

Exhibit 1 included with this document illustrates the valuation at year end 2004 using the discounted cash flow model.  The value computed using this model is $0.48 per share of common stock, which is clearly below the exercise price for the options of $9.25.  Therefore the Company conservatively used the exercise price of $9.25 per share in the Black-Scholes model used to value the stock options for purposes of the disclosure.

Note C-Discontinued Operations, Restructuring, Impairment and Change in Accounting Estimate

Change in Accounting Estimate, page 33

4.                           We note your response to prior comment 5 where you indicate that the Company recorded a revenue adjustment of $4.3 million in 2004 which relates to the years 2000 through 2003 and the first quarter of 2004.  With respect to such information, please provide the following:

•                  Tell us the amount of revenue that was overstated or understated for each period affected by the adjustment.  Further, tell us how you assessed materiality for each period impacted by your adjusted.  Include in your discussion, not only the impact on total revenues but also include a discussion of materiality as it related to pre-tax net income.

Response

As described in our previous response and disclosed in our financial statements, the adjustment recorded in 2004 was the result of a change in estimate as new information and developments occurred in relation to the service contracts with Dell.  The new information included contract and incident file information on individual service calls from Dell that had not previously been provided to us.  Additionally, contract terms around the definition of a service year were clarified.  The contracts do not provide a definition of a year and the Company had interpreted a year to run on a 365 day basis and accounted for revenue accordingly.  Dell interpreted a year to run on a 360 day/52-53 week basis.  Through discussion and negotiation with Dell, the definition of a year was clarified and we agreed to use Dell’s interpretation of a year.  Had such information been known in previous periods, revenue would have been increased for each period as follows:

2001	$53,000
2002	$2,294,000
2003	$1,690,000
2004	$306,000
Total	$4,343,000

We disclosed the nature and amount of the change in estimate in our 2004 financial statements in accordance with the guidance in APB 20.  We made the disclosure because we believe the information is material to investors.

•                  We note your statement that the revenue adjustment was reflected as a change in accounting estimate.  We further note that the adjustment resulted in part from service calls being estimated at the year one contract rate instead of the higher year two contract rate.  Tell us your consideration of paragraph 13 of APB 20 in determining whether the use of incorrect rates was an oversight or misuse of facts that existed at the time the financial statements were prepared.

Response

As discussed above, we believe the use of the year one rate instead of the year two rate is neither on oversight or a misuse of facts, but rather resulted from new information communicated by Dell to the Company.  Prior to the adjustment, the Company used the calendar months to determine the cut-off between year one and year two.  The use of the calendar months was based on the Company’s reading of the contract terms.  During the second quarter of 2004, however, the Company discovered from Dell that they used their own 52-53 week year calendar to determine the cut-off between year one and year two.  As the contract did not specify which application was appropriate, the Company agreed to use Dell’s calendar.  The information was not known in the years previous to 2004, and therefore could not have resulted from an oversight or misuse of facts.  As is stated in APB 20, paragraph 13, “In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment.”

•                  We note your statement that the Company recognizes revenue related to Dell warranty and extended service contracts as service calls are run.  Tell us your basis for recognizing revenue in this manner rather than ratably over the term of the agreement and tell us the authoritative accounting guidance you relied on.

Response

Topic 13 of the Staff Accounting Bulletins, “Revenue Recognition”, provides four criteria in evaluating the recognition of revenue:

1.               Persuasive evidence of an arrangement exists

2.               Delivery has occurred or services have been rendered

3.               Seller’s price to the buyer is fixed or determinable

4.               Collectibility is reasonably assured

Under the Company’s current contracts with Dell, the Company is entitled to a fixed amount per service call.  Dell advances an amount estimated to cover the contracted period of service to the Company, which the Company records in the Consolidated Balance Sheets as “Maintenance Contract Deposits”.  The Company only earns revenue under this arrangement when a service call is actually run.  Therefore, under this arrangement, if the Company runs 2 service calls, the revenue the Company is entitled to is 2 times the contractual rate.  If 3 calls are run, the revenue is 3 times the contractual rate, etc.  Therefore, in applying the criteria of Topic 13, evidence exists in the form of the contract with Dell, the price per call is determined from the contract, collection occurs substantially in advance, and revenue is earned when the call is actually run.  Likewise, at the end of the contract period, if more calls are run than were advanced, Dell owes the Company additional money.  Based on these facts, the Company feels that recognizing revenue on a ratable basis would not be appropriate under the revenue recognition guidelines.

•                  As previously requested, revise your Critical Accounting Policies disclosures to include a more detailed discussion of the estimates and assumptions used in accounting for these service arrangements.  Discuss the factors used to arrive at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Response

In order to provide further clarification of the Company’s Critical Accounting Policies disclosures, the Company has modified the language in the 10Q filing for the third quarter of 2005 and proposes to modify the language of future filings as follows:

“The Company’s services revenue is primarily billed based on contractual rates and terms, and the Company generally recognizes revenue as these services are performed which, in some cases, is ratably over the contract term. Certain customers advance funds prior to the performance of the services. The Company recognizes revenue related to these advances as services are performed over time or on a “per call” basis.  Certain estimates are used in recognizing revenue on a “per call” basis related to breakdown rates, contract types, calls related to specific contract types, and contract periods.  The Company uses its best judgment to relate calls to contracts.  In addition, as actual breakdown experience rates are compared to estimates, such estimates may change over time and will result in adjustments to the amount of “per call” revenue.  During the quarter ended June 30, 2004, the Company recorded revenue of $4.3 million reflecting an adjustment arising out of a change in accounting estimate related to service revenue.  The information used in computing these estimates is partially provided by a customer, and since June 30, 2004, this information has been provided to the

Company on a more timely and accurate basis, resulting in greater accuracy of these estimates.  The Company anticipates that future adjustments, if necessary, related to these estimates will be immaterial to the results of operations.  The current and non-current portions of these advances are shown as Deferred Revenue or Maintenance Contract Deposits on the Consolidated Balance Sheets.”

Item 9A. Controls and Procedures, page 46

5.               We note your response to prior comment 7 where you indicate that subsequent to the fiscal 2002 audit, three new reportable conditions were reported to management.  Tell us whether these reportable conditions rise to the level of material weaknesses in controls and procedures.  Further tell us why these reportable conditions were not disclosed under Item 9A.

Response

These three reportable conditions arose as a result of the 2002 audit, and none of these items rose to the level of material weaknesses.  These items were not disclosed in the 2002 Form 10K under Item 9A because the requirement to include Item 9A was not effective until the Form 10K for fiscal 2003.

6.                           We note your response to prior comment 10.  Your disclosures in the Company’s June 30, 2005 Form 10Q continue to indicate that the “Company’s disclosure controls and procedures are effective in making known to them material information relating to the Company (including its consolidated subsidiaries) required to be included in this report”.  Your disclosures are significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act.  The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer…is accumulated and communicated to the issuer’s management…as appropriate to allow timely decisions regarding required disclosure.”  Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

Response

In order to provide further clarification of the Company’s disclosure controls and procedures, the Company has modified the language in the 10Q filing for the third quarter of 2005 and proposes to modify the language of future filings as follows:

“As of the end of the period covered by this report, September 30, 2005, the Chief Executive Officer and the Chief Financial Officer of the Company, with the participation of the Company’s management, evaluated the effectiveness of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer believe that the Company’s disclosure controls and procedures are effective in making known to them material information relating to the Company (including its consolidated subsidiaries) required to be included in this report.  In addition, the disclosure controls and procedures are effective to ensure that information required to be disclosed in this report is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and such information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.  The Company will continue to evaluate disclosure controls on an ongoing basis.”

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EXHIBIT 1

INCOME APPROACH

DISCOUNTED CASH FLOW METHOD

	Calculation of Interim Cash Flows
	($ Millions)
For the Years Ending		Historical	Projected
December 31,		2004	2005	2006	2007	2008	2009	Stabilized
Number of Months		12	12	12	12	12	12	Period

Net Revenues		360.726	381.538	387.538	391.538	396.538	401.538	401.538
Cost of Goods Sold		280.304	293.347	293.947	295.347	297.347	299.347	299.347
Gross Profit		80.422	88.191	93.591	96.191	99.191	102.191	102.191

Operating Expenses & Other
Selling & Marketing Expense		28.046	30.741	32.741	32.741	33.741	34.741	34.741
General & Administrative Expenses		20.655	24.166	23.166	23.166	23.166	23.166	23.166
Other Expense / (Income)		0.000	(0.004)	(0.004)	(0.004)	(0.004)	(0.004)	(0.004)
Total Operating Expenses & Other		48.701	54.903	55.903	55.903	56.903	57.903	57.903
EBDITA		31.721	33.288	37.688	40.288	42.288	44.288	44.288

Depreciation & Amortization Expense		15.913	15.169	9.317	9.317	9.317	9.317	9.317
EBIT		15.808	18.119	28.371	30.971	32.971	34.971	34.971

Estimated Income Taxes @	15.0%		2.718	4.256	4.646	4.946	5.246	5.246
Debt-Free Net Income			15.401	24.115	26.325	28.025	29.725	29.725

Plus:
Depreciation Expense			15.169	9.317	9.317	9.317	9.317	9.317

Less:
Capital Expenditures			9.794	7.200	7.200	7.200	7.200	7.200
Working Capital Requirements@	11.7%	53.698	(9.078)	0.600	0.400	0.500	0.500	1.004

Debt-Free Net Cash Flow			29.854	25.632	28.042	29.642	31.342	30.839

Discount Period			0.5000	1.5000	2.5000	3.5000	4.5000

Factor @ WACC	15.0%		0.9325	0.8109	0.7051	0.6131	0.5332

Present Value			27.8392	20.7846	19.7729	18.1748	16.7106

Present Value of Interim Cash Flows:				$103.282	Million

					Discounted
			Terminal	Terminal	Value
Terminal Value Calculations			Factor	Value	15%
			($ Millions)	($ Millions)	($ Millions)
Capitalized Final Year DFNCF at WACC less g	g =	2.5%	31.609	252.876	134.824

VALUATION SUMMARY

	Estimate
	of Value
	($ Millions)

Present Value of Interim Cash Flows	103.282
Discounted Terminal Value	134.824
Total Discounted Value	238.106
Less:
Senior Notes	(93.975)
Sponsor Notes	(103.878)
Series A Preferred	(18.040)
Series B Preferred	(13.520)
Net Value allocated to Common	8.693
Value per Common Share 18,185,784 shares	$0.48	per share